Exhibit 99.12

CONSENT OF WILLIAM FEYERABEND

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Technical Report on the Mojave Lithium Property, San Bernardino County, California, USA” dated September 13, 2016 with an effective date of September 13, 2016, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the “Company”) for the year ended June 30, 2022 (collectively, the “Annual Report”).

The undersigned also hereby consents to the use of the undersigned’s name and the incorporation by reference of such information contained in the Annual Report into the Company’s Registration Statement on Form F-10 (File No. 333-259442), as amended.

/s/ William Feyerabend
William Feyerabend
Date: September 23, 2022